EXHIBIT 12.1
Oasis Petroleum Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2012	2013	2014	2015

Earnings
Income (loss) before income taxes	$126,179	$245,874	$363,017	$814,468	$(56,371)
Add: Fixed charges	32,950	73,932	112,282	167,890	170,624
Add: Amortization of capitalized interest	119	671	1,009	1,718	3,315
Less: Capitalized interest	(3,073)	(3,298)	(4,592)	(8,850)	(18,582)
Total earnings	$156,175	$317,179	$471,716	$975,226	$98,986

Fixed charges
Interest expense	$29,618	$70,143	$107,165	$158,390	$149,648
Capitalized interest	3,073	3,298	4,592	8,850	18,582
Rental expense attributable to interest	259	491	525	650	2,394
Total fixed charges	$32,950	$73,932	$112,282	$167,890	$170,624

Ratio of earnings to fixed charges(1)(2)	4.74	4.29	4.20	5.81	—

(1)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(2)
Due to the Company's net pre-tax loss for the year ended December 31, 2015, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $71.6 million for the year ended December 31, 2015 to achieve a coverage of 1:1.